[Alere letterhead]
August 26, 2010
VIA EDGAR AND FACSIMILE (202.772.9198)
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	Alere Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 001-16789
Dear Mr. Rosenberg:
          This letter is submitted by and on behalf of Alere Inc. (“Alere” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to Mr. Ron Zwanziger dated August 3, 2010 (the “Comment Letter”).
          For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Valuation of Goodwill, page 56
Comment No. 1
Please disclose the following with respect to your goodwill impairment assessment:
•	Your assumptions, such as discount rates, cash flows, projected growth rates, terminal value growth rates, earnings multiples, etc. used in determining the fair value, as well as why you believe assumptions used under the discounted cash flow approach are reasonable;

•	Your assumptions, such as multiple or multiples of market value to book value, transaction premiums, adjustments to the market value to reflect differences in control and marketability, etc. used in determining the fair value, as well as why you believe assumptions under the market approach are reasonable;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainties should provide specifics to the extent possible (e.g.,

the valuation model assumes recovery from a business downturn within a brief period of time); and

•	A description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response to Comment No. 1
          We will commence our goodwill impairment assessment for 2010 early in our fourth quarter. Consistent with Section 9510.3 of the SEC Financial Reporting Manual, to the extent that we determine that one or more of our reporting units is at risk of failing step one of the impairment test (as defined in ASC Topic 350), we will include in our Form 10-K for the year ending December 31, 2010, and in subsequent filings where appropriate, a description of the methods and key assumptions used and how the key assumptions were determined for each of the units deemed at risk of failing step one of the impairment test. More specifically, we will supplement our existing disclosure to include a paragraph substantially as follows:
          Key assumptions (which vary by reporting unit) used in determining fair value under the discounted cash flow approach included discount rates ranging from xx.x% to xx.x%, projected compound average revenue growth rates of x.x% to x.x% and terminal value growth rates of x.x% to x.x%. In determining the appropriate discount rate, we considered the weighted average cost of capital for each reporting unit, which among other factors considers the cost of common equity capital and the marginal cost of debt of market participants. Key assumptions (which again vary by reporting unit) used in determining fair value under the market approach were based on observed market multiples of enterprise value to revenue and EBITDA for both comparable publicly traded companies and recent merger and acquisition transactions involving similar companies to estimate appropriate controlling basis multiples to apply to each of the reporting units. Based on the multiples implied by this market data, we selected multiples of revenue of x.x to x.x times and multiples of EBITDA of x.x to x.x times. In assessing the reasonableness of the Company’s estimated fair values of the reporting units, management compared the results of the valuation analyses against the Company’s then-current market capitalization to imply a control premium. Based on this analysis, the implied control premium was within the range of comparable industry transactions.
          In the last paragraph of our discussion of the Valuation of Goodwill on page 57, we include the following disclosure, which reflects our understanding of the degree of uncertainty associated with our key assumptions and alerts readers to potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions:
          We based our fair value estimates on assumptions that we believe to be reasonable but that are unpredictable and inherently uncertain, including estimates of future growth rates and operating margins and assumptions about the overall economic climate and the competitive environment for our business units. There can be no assurances that our future estimates and assumptions made for purposes of our goodwill and identifiable intangible testing as of September 30, 2009 will prove accurate predictions of the future. If our assumptions regarding business plans, competitive environments or anticipated growth rates are not achieved, we may be required to record goodwill and/or intangible asset impairment charges in future periods, whether in connection with our next annual impairment testing or earlier, if an indicator of an impairment is present outside of the timing of our next annual evaluation.
          We believe that this disclosure, coupled with our disclosure of Risk Factors in Item 1A of our Form 10-K, adequately describes the business risks which could cause our estimates and assumptions to vary from those underlying our impairment assessment.
*       *       *       *       *
          In connection with the Company’s responses contained in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We respectfully request that the contents of this letter be afforded a prompt review. We will therefore be contacting you shortly consistent with our discussions. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me.

Sincerely,
/s/ David Teitel

David Teitel, Chief Financial Officer

cc:	Gus Rodriguez, Accounting Branch Chief
Kei Nakada, Staff Accountant
Ron Zwanziger, Chairman, Chief Executive Officer & President
Ellen Chiniara, General Counsel
Jay McNamara, Senior Counsel, Corporate & Finance

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